FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, C.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Act of 1934

For the month of: November 20, 2002
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Las Vegas From Home.com Entertainment Inc.
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(Translation of registrant's name into English)


1460-701 West Georgia Street
P.O. Box 10147, Pacific Centre
Vancouver, BC, Canada V7Y 1C6
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(Address of principal executive office)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  	X		Form 40-F
		---				---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes				No		X
		---				---











NEWS RELEASE


Symbols:  	LVH.TSX Venture Exchange
	  	LVFHF.OTC Bulletin Board
		LVH.Berlin Stock Exchange

November 20, 2002


Las Vegas From Home.com Entertainment Inc. (the "Company") is pleased to announce that its wholly-owned Antiguan Subsidiary has entered into an agreement to license its software to an experienced gaming operator (the "Licensee").

The Company anticipates that installation and integration of the software for the Licensee will be completed by December 31, 2002 and that the revenues generated should start contributing to the next quarter's bottom line.


FOR MORE INFORMATION ON THE COMPANY, PLEASE CONTACT
US AT TELEPHONE NUMBER (604) 681-0204, OR VISIT OUR
WEBSITE AT WWW.LVFH.COM

On behalf of the Board of
Las Vegas From Home.com Entertainment Inc.

"Bedo H. Kalpakian"
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Bedo H. Kalpakian,
Chairman


THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES
NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR
ACCURACY OF THIS RELEASE.


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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Las Vegas From Home.com Entertainment Inc.
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(Registrant)

By:	"Bedo H. Kalpakian"
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	(BEDO H. KALPAKIAN, Chairman)

Date:	November 20, 2002
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